Exhibit 99.1

Melco Announces Unaudited Third Quarter 2021 Earnings

MACAU, Nov. 09, 2021 (GLOBE NEWSWIRE) –

Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2021.

Total operating revenues for the third quarter of 2021 were US$446.4 million, representing an increase of approximately 110% from US$212.9 million for the comparable period in 2020. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations as a result of a year-over-year increase in inbound tourism in Macau.

Operating loss for the third quarter of 2021 was US$182.2 million, compared with operating loss of US$275.0 million in the third quarter of 2020.

Melco generated Adjusted Property EBITDA(1) of US$31.9 million in the third quarter of 2021, compared with negative Adjusted Property EBITDA of US$76.7 million in the third quarter of 2020.

Net loss attributable to Melco Resorts & Entertainment Limited for the third quarter of 2021 was US$233.2 million, or US$0.49 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$331.6 million, or US$0.70 per ADS, in the third quarter of 2020. The net loss attributable to noncontrolling interests was US$35.3 million and US$55.3 million during the third quarters of 2021 and 2020, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Continued travel restrictions and quarantine measures in Macau and the region negatively impacted our third quarter operating and financial performance. To preserve our cash and liquidity, we continue to enforce strong cost control discipline in respect to both operating expenses and capital expenditures.

“Macau remains one of the safest regions in the world thanks to the government’s careful handling of the global pandemic, and we applaud the government’s effort to further increase vaccination rates towards the goal of increasing immunity in Macau. At Melco, we continue to encourage vaccination uptake as a key company objective that will help to ensure a safe environment for colleagues, guests, and the community at large. Thanks to strong participation in our “Get the Jab” vaccination incentive campaign, Melco’s vaccination rate in Macau has reached close to 95%. We look forward to further travel integration between mainland China and Macau, once Macau achieves an acceptable vaccination rate, and we remain fully committed to doing our part for the betterment of the community.

“Looking forward, we remain confident that pent-up demand for Macau remains intact and strong.

“Meanwhile, Melco remains steadfast to its investment commitments in Macau, where we are a leader in driving the growth and diversification of the Macau economy. The construction of Studio City Phase 2 is progressing on track for completion before December 27, 2022. This expansion will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and state-of-the-art MICE space.

“In Europe, the development of City of Dreams Mediterranean continues and is on track with our target opening date in the second half of 2022. The project represents Europe’s largest integrated resort with approximately 500 luxury hotel rooms, approximately 100,000 square feet of MICE space, an outdoor amphitheater, a family adventure park, a variety of fine-dining outlets, and luxury retail.

“We have discontinued our pursuit of an integrated resort development in Japan and will close our offices there in the coming months.

“Additionally, we have recently repurchased approximately 3.1 million ADSs for approximately US$31 million. These share repurchases reflect the confidence we have in our company, our long-term strategy, and our future growth prospects.

“Last, we are proud of our achievements in sustainability at Melco. In the third quarter, we were awarded the PATA Gold Awards 2021 in the “Climate Change Initiative” category, while International Gaming Awards 2021 named us “Sustainable Resort of the Year” in City of Dreams Macau. Through our initiatives, we have significantly reduced food waste, greenhouse gas emissions, the usage of harmful chemicals, and the consumption of single use plastics across our properties.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2021, total operating revenues at City of Dreams were US$252.0 million, compared to US$91.4 million in the third quarter of 2020. City of Dreams generated Adjusted EBITDA of US$32.7 million in the third quarter of 2021, compared with negative Adjusted EBITDA of US$49.2 million in the third quarter of 2020. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$2.79 billion for the third quarter of 2021 versus US$1.86 billion in the third quarter of 2020. The rolling chip win rate was 3.46% in the third quarter of 2021 versus 3.34% in the third quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$617.7 million in the third quarter of 2021, compared with US$90.1 million in the third quarter of 2020. The mass market table games hold percentage was 28.6% in the third quarter of 2021, compared to 38.1% in the third quarter of 2020.

Gaming machine handle for the third quarter of 2021 was US$376.9 million, compared with US$109.7 million in the third quarter of 2020.

The gaming machine win rate was 3.1% in the third quarter of 2021 versus 3.4% in the third quarter of 2020.

Total non-gaming revenue at City of Dreams in the third quarter of 2021 was US$39.5 million, compared with US$18.0 million in the third quarter of 2020.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2021, total operating revenues at Altira Macau were US$10.2 million, compared to US$11.0 million in the third quarter of 2020. Altira Macau generated negative Adjusted EBITDA of US$6.9 million in the third quarter of 2021, compared with negative Adjusted EBITDA of US$16.8 million in the third quarter of 2020.

Starting in the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass segment and has shut down VIP operations. In the third quarter of 2020, rolling chip volume was US$335.8 million and the rolling chip win rate was 3.06%. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$28.7 million in the third quarter of 2021 versus US$15.7 million in the third quarter of 2020. The mass market table games hold percentage was 25.8% in the third quarter of 2021, compared with 16.9% in the third quarter of 2020.

Gaming machine handle for the third quarter of 2021 was US$59.1 million, compared with US$42.6 million in the third quarter of 2020. The gaming machine win rate was 3.6% in the third quarter of 2021 versus 2.3% in the third quarter of 2020.

Total non-gaming revenue at Altira Macau in the third quarter of 2021 was US$2.0 million, compared with US$2.2 million in the third quarter of 2020.

Mocha Clubs Third Quarter Results

Total operating revenues from Mocha Clubs were US$22.2 million in the third quarter of 2021, compared to US$11.3 million in the third quarter of 2020. Mocha Clubs generated Adjusted EBITDA of US$4.8 million in the third quarter of 2021, compared with negative Adjusted EBITDA of US$0.5 million in the same period in 2020.

Gaming machine handle for the third quarter of 2021 was US$491.3 million, compared with US$279.6 million in the third quarter of 2020. The gaming machine win rate was 4.5% in the third quarter of 2021 versus 4.0% in the third quarter of 2020.

Studio City Third Quarter Results

For the quarter ended September 30, 2021, total operating revenues at Studio City were US$81.8 million, compared to US$30.8 million in the third quarter of 2020. Studio City generated negative Adjusted EBITDA of US$14.0 million in the third quarter of 2021, compared with negative Adjusted EBITDA of US$21.7 million in the third quarter of 2020. The year-over-year change in Adjusted EBITDA was primarily a result of better performance in overall gaming and non-gaming operations.

Studio City’s rolling chip volume was US$472.4 million in the third quarter of 2021 versus US$148.8 million in the third quarter of 2020. The rolling chip win rate was 2.35% in the third quarter of 2021 versus 3.41% in the third quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$250.5 million in the third quarter of 2021, compared with US$49.7 million in the third quarter of 2020. The mass market table games hold percentage was 26.4% in the third quarter of 2021, compared to 31.5% in the third quarter of 2020.

Gaming machine handle for the third quarter of 2021 was US$271.5 million, compared with US$99.2 million in the third quarter of 2020. The gaming machine win rate was 2.9% in the third quarter of 2021, compared to 2.7% in the third quarter of 2020.

Total non-gaming revenue at Studio City in the third quarter of 2021 was US$19.6 million, compared with US$11.5 million in the third quarter of 2020.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2021, total operating revenues at City of Dreams Manila were US$52.5 million, compared to US$43.4 million in the third quarter of 2020. City of Dreams Manila generated Adjusted EBITDA of US$11.7 million in the third quarter of 2021, compared with Adjusted EBITDA of US$5.2 million in the comparable period of 2020. The year-over-year increase in Adjusted EBITDA was primarily due to better performance in the mass market table games and gaming machine segments, partially offset by softer performance in the rolling chip segment.

City of Dreams Manila’s rolling chip volume was US$25.3 million in the third quarter of 2021 versus US$561.3 million in the third quarter of 2020. The rolling chip win rate was 6.75% in the third quarter of 2021 versus 2.68% in the third quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$82.0 million in the third quarter of 2021, compared with US$63.8 million in the third quarter of 2020. The mass market table games hold percentage was 28.1% in the third quarter of 2021, compared to 29.0% in the third quarter of 2020.

Gaming machine handle for the third quarter of 2021 was US$527.8 million, compared with US$287.9 million in the third quarter of 2020. The gaming machine win rate was 5.5% in the third quarter of 2021 versus 5.8% in the third quarter of 2020.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2021 was US$9.8 million, compared with US$8.7 million in the third quarter of 2020.

Cyprus Operations Third Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

For the quarter ended September 30, 2021, total operating revenues at Cyprus Casinos were US$20.2 million, compared to US$20.5 million in the third quarter of 2020. Cyprus Casinos generated Adjusted EBITDA of US$3.6 million in the third quarter of 2021, compared with Adjusted EBITDA of US$6.3 million in the third quarter of 2020.

Rolling chip volume was US$2.7 million for the third quarter of 2021 versus US$0.2 million in the third quarter of 2020. The rolling chip win rate was 22.33% in the third quarter of 2021 versus negative 36.03% in the third quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$31.3 million in the third quarter of 2021, compared with US$23.3 million in the third quarter of 2020. The mass market table games hold percentage was 17.0% in the third quarter of 2021, compared to 20.6% in the third quarter of 2020.

Gaming machine handle for the third quarter of 2021 was US$293.1 million, compared with US$307.5 million in the third quarter of 2020. The gaming machine win rate was 5.0% in the third quarter of 2021 versus 5.1% in the third quarter of 2020.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2021 were US$87.1 million, which mainly included interest expenses of US$87.4 million, net of amounts capitalized.

Depreciation and amortization costs of US$147.7 million were recorded in the third quarter of 2021, of which US$14.3 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended September 30, 2021 referred to above was US$9.1 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated November 9, 2021 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2021 aggregated to US$1.52 billion, including US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$6.16 billion at the end of the third quarter of 2021.

Capital expenditures for the third quarter of 2021 were US$221.3 million, which primarily related to various construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

On November 5, 2021, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco, received confirmation that the majority of lenders of the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years (the “2020 Credit Facilities”) have consented and agreed to a waiver extension of the following financial condition covenants contained in the revolving credit facility under the 2020 Credit Facilities (the “Facility Agreement”): (i) meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00; (ii) not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and (iii) not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00, in each case in respect of the relevant periods ending on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022. MCO Nominee One has paid a customary fee to all consenting lenders in relation to such consent and such consent has become effective upon receipt of the consent fee by the facility agent of the lenders to the 2020 Credit Facilities.

Recent Developments

COVID-19 outbreaks continue to have a material effect on our operations, financial position, and future prospects in the fourth quarter of 2021.

In Macau, our operations have been impacted by on-and-off travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong, and China in response to isolated cases. The appearance of COVID-19 cases in early August 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Similarly in late September 2021, the identification of additional COVID-19 cases again led to a repeat of testing, closure, and travel restrictions, which led to reduced turnout for October Golden Week holiday. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require a 14-day quarantine on arrival in Zhuhai, and the validity of negative nucleic acid tests were extended from 24 hours to 48 hours or seven days. As a result, our visitation has been gradually recovering.

In the Philippines, City of Dreams Manilla was operating at limited capacity since the beginning of the quarter until August 5, 2021, when Manila was put into lockdown on August 6, 2021 due to a surge in COVID-19 cases. On September 17, 2021, City of Dreams Manila reopened operations with capacity limited at 50% under the new Alert Level 4 classification. Hotels were not open to the general public, but indoor F&B operations were allowed to take customers who had been vaccinated. On October 16, 2021, the Philippines downgraded to Alert Level 3, allowing hotels to take vaccinated local guests on staycation packages. Most recently in the fourth quarter, this was further downgraded to Alert Level 2 on November 5, 2021 allowing hotels to take leisure guests. Meanwhile, from a business development front, City of Dreams Manila commenced operating online gaming, namely, live-dealer table games on August 10, 2021 and slot machines on September 15, 2021 after receiving the required approvals from PAGCOR. Such online gaming offerings are only available to registered patrons of City of Dreams Manila inside the Philippines.

In Cyprus, our casinos were fully opened throughout the third quarter and we saw sequential improvement versus the second quarter thanks to progressively higher permitted capacities and increased visitation over the summer months, although with permitted capacity limited at 50%. Certain other COVID-19 restrictions continue to remain in force, such as wearing of masks on the casino floor and smoking only in designated areas.

The pace of recovery from COVID-19 will depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicine for COVID-19, the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak affecting discretionary spending and travel, all of which remain highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2021 financial results on Tuesday, November 9, 2021 at 8:30 a.m. Eastern Time (or 9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 833 239 5575
US Toll / International	1 332 208 9458
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4577 4717
Japan Toll Free	012 092 5482
UK Toll Free	080 0279 8053
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1888 0892

Passcode	9266657

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	9266657

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating revenues:
Casino	$373,170	$170,775	$1,285,604	$1,030,914
Rooms	33,428	15,184	112,835	67,228
Food and beverage	20,529	13,385	72,024	48,047
Entertainment, retail and other	19,259	13,552	61,285	53,732

Total operating revenues	446,386	212,896	1,531,748	1,199,921

Operating costs and expenses:
Casino	(297,847)	(207,188)	(1,034,602)	(986,818)
Rooms	(11,592)	(8,573)	(37,270)	(34,897)
Food and beverage	(20,967)	(14,822)	(68,775)	(62,482)
Entertainment, retail and other	(7,110)	(9,378)	(23,108)	(44,915)
General and administrative	(112,011)	(80,985)	(326,401)	(326,214)
Payments to the Philippine Parties	(3,176)	(2,743)	(20,269)	(7,678)
Pre-opening costs	(650)	(428)	(2,774)	(1,049)
Development costs	(24,648)	(2,831)	(31,979)	(22,633)
Amortization of gaming subconcession	(14,307)	(14,364)	(42,990)	(43,050)
Amortization of land use rights	(5,703)	(5,726)	(17,137)	(17,161)
Depreciation and amortization	(127,663)	(133,439)	(375,592)	(410,757)
Property charges and other	(2,945)	(7,426)	(23,937)	(37,990)

Total operating costs and expenses	(628,619)	(487,903)	(2,004,834)	(1,995,644)

Operating loss	(182,233)	(275,007)	(473,086)	(795,723)

Non-operating income (expenses):
Interest income	1,580	1,437	5,161	3,732
Interest expenses, net of amounts capitalized	(87,387)	(91,864)	(265,096)	(250,288)
Other financing costs	(3,473)	(2,471)	(9,953)	(5,644)
Foreign exchange gains (losses), net	1,441	1,101	3,050	(5,117)
Other income (expenses), net	741	(50)	2,372	(151,857)
Loss on extinguishment of debt	—	(18,497)	(28,817)	(19,733)
Costs associated with debt modification	—	—	—	(310)

Total non-operating expenses, net	(87,098)	(110,344)	(293,283)	(429,217)

Loss before income tax	(269,331)	(385,351)	(766,369)	(1,224,940)
Income tax credit (expense)	837	(1,560)	(154)	5,166

Net loss	(268,494)	(386,911)	(766,523)	(1,219,774)
Net loss attributable to noncontrolling interests	35,273	55,330	114,709	156,016

Net loss attributable to Melco Resorts & Entertainment Limited	$(233,221)	$(331,581)	$(651,814)	$(1,063,758)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.162)	$(0.232)	$(0.454)	$(0.743)

Diluted	$(0.162)	$(0.232)	$(0.454)	$(0.743)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.487)	$(0.695)	$(1.362)	$(2.228)

Diluted	$(0.487)	$(0.696)	$(1.362)	$(2.230)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,437,651,448	1,430,817,899	1,435,941,037	1,432,437,101

Diluted	1,437,651,448	1,430,817,899	1,435,941,037	1,432,437,101

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,521,562	$1,755,351
Restricted cash	274	13
Accounts receivable, net	52,168	129,619
Amounts due from affiliated companies	280	765
Inventories	35,572	37,277
Prepaid expenses and other current assets	119,019	85,798
Assets held for sales	3,287	—

Total current assets	1,732,162	2,008,823

Property and equipment, net	5,821,612	5,681,268
Gaming subconcession, net	41,409	84,663
Intangible assets, net	53,782	58,833
Goodwill	81,858	82,203
Long-term prepayments, deposits and other assets	187,424	284,608
Restricted cash	131	406
Deferred tax assets, net	6,701	6,376
Operating lease right-of-use assets	74,527	92,213
Land use rights, net	701,442	721,574

Total assets	$8,701,048	$9,020,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,882	$9,483
Accrued expenses and other current liabilities	914,616	983,865
Income tax payable	12,847	14,164
Operating lease liabilities, current	21,107	27,066
Finance lease liabilities, current	41,120	80,004
Current portion of long-term debt, net	128	—
Amounts due to affiliated companies	1,443	1,668

Total current liabilities	998,143	1,116,250

Long-term debt, net	6,157,476	5,645,391
Other long-term liabilities	41,750	29,213
Deferred tax liabilities, net	44,450	45,952
Operating lease liabilities, non-current	64,480	75,867
Finance lease liabilities, non-current	351,456	270,223

Total liabilities	7,657,755	7,182,896

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,431,608,590 and 1,430,965,312 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 24,939,352 and 25,582,630 shares, respectively	(109,184)	(121,028)
Additional paid-in capital	3,227,235	3,207,312
Accumulated other comprehensive losses	(59,399)	(11,332)
Accumulated losses	(2,639,276)	(1,987,396)

Total Melco Resorts & Entertainment Limited shareholders’ equity	433,941	1,102,121
Noncontrolling interests	609,352	735,950

Total shareholders’ equity	1,043,293	1,838,071

Total liabilities and shareholders’ equity	$8,701,048	$9,020,967

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(233,221)	$(331,581)	$(651,814)	$(1,063,758)
Pre-opening costs	650	428	2,774	1,049
Development costs	24,648	2,831	31,979	22,633
Property charges and other	2,945	7,426	23,937	37,990
Loss on extinguishment of debt	—	18,497	28,817	19,733
Costs associated with debt modification	—	—	—	310
Income tax impact on adjustments	(739)	(355)	(2,133)	(4,178)
Noncontrolling interests impact on adjustments	(440)	(8,321)	(16,185)	(10,677)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(206,157)	$(311,075)	$(582,625)	$(996,898)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.143)	$(0.217)	$(0.406)	$(0.696)

Diluted	$(0.143)	$(0.218)	$(0.406)	$(0.697)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.430)	$(0.652)	$(1.217)	$(2.088)

Diluted	$(0.430)	$(0.654)	$(1.217)	$(2.091)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,437,651,448	1,430,817,899	1,435,941,037	1,432,437,101

Diluted	1,437,651,448	1,430,817,899	1,435,941,037	1,432,437,101

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(12,725)	$3,296	$(35,542)	$(49,810)	$(12,639)	$541	$(75,354)	$(182,233)
Payments to the Philippine Parties	—	—	—	—	3,176	—	—	3,176
Land rent to Belle Corporation	—	—	—	—	672	—	—	672
Pre-opening costs	—	—	—	6	—	644	—	650
Development costs	—	—	—	—	—	—	24,648	24,648
Depreciation and amortization	5,542	1,420	62,736	34,327	19,844	2,205	21,599	147,673
Share-based compensation	365	115	4,307	1,137	517	238	10,840	17,519
Property charges and other	(128)	15	1,212	347	130	—	1,369	2,945

Adjusted EBITDA	(6,946)	4,846	32,713	(13,993)	11,700	3,628	(16,898)	15,050
Corporate and Other expenses	—	—	—	—	—	—	16,898	16,898

Adjusted Property EBITDA	$(6,946)	$4,846	$32,713	$(13,993)	$11,700	$3,628	$—	$31,948

	Three Months Ended September 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(22,653)	$(2,367)	$(111,994)	$(66,769)	$(20,982)	$2,447	$(52,689)	$(275,007)
Payments to the Philippine Parties	—	—	—	—	2,743	—	—	2,743
Land rent to Belle Corporation	—	—	—	—	812	—	—	812
Pre-opening costs	—	—	29	77	—	322	—	428
Development costs	—	—	—	—	—	—	2,831	2,831
Depreciation and amortization	5,407	1,850	59,743	44,399	16,733	3,470	21,927	153,529
Share-based compensation	140	36	1,512	484	340	54	8,526	11,092
Property charges and other	261	30	1,517	71	5,550	(3)	—	7,426

Adjusted EBITDA	(16,845)	(451)	(49,193)	(21,738)	5,196	6,290	(19,405)	(96,146)
Corporate and Other expenses	—	—	—	—	—	—	19,405	19,405

Adjusted Property EBITDA	$(16,845)	$(451)	$(49,193)	$(21,738)	$5,196	$6,290	$—	$(76,741)

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(72,608)	$7,241	$(52,024)	$(129,172)	$(28,303)	$(14,375)	$(183,845)	$(473,086)
Payments to the Philippine Parties	—	—	—	—	20,269	—	—	20,269
Land rent to Belle Corporation	—	—	—	—	2,179	—	—	2,179
Pre-opening costs	—	—	195	739	—	1,840	—	2,774
Development costs	—	—	—	—	—	—	31,979	31,979
Depreciation and amortization	16,518	4,641	186,130	101,893	53,187	8,586	64,764	435,719
Share-based compensation	618	187	7,217	1,974	1,298	350	28,262	39,906
Property charges and other	1,630	203	10,769	4,212	5,732	—	1,391	23,937

Adjusted EBITDA	(53,842)	12,272	152,287	(20,354)	54,362	(3,599)	(57,449)	83,677
Corporate and Other expenses	—	—	—	—	—	—	57,449	57,449

Adjusted Property EBITDA	$(53,842)	$12,272	$152,287	$(20,354)	$54,362	$(3,599)	$—	$141,126

	Nine Months Ended September 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(62,735)	$(1,515)	$(260,100)	$(210,500)	$(54,233)	$(6,808)	$(199,832)	$(795,723)
Payments to the Philippine Parties	—	—	—	—	7,678	—	—	7,678
Land rent to Belle Corporation	—	—	—	—	2,374	—	—	2,374
Pre-opening costs	37	—	(21)	133	—	900	—	1,049
Development costs	—	—	—	—	—	—	22,633	22,633
Depreciation and amortization	16,086	5,459	186,253	131,043	49,553	9,128	73,446	470,968
Share-based compensation	366	41	3,960	1,416	1,066	155	25,172	32,176
Property charges and other	897	56	11,325	4,414	5,753	129	15,416	37,990

Adjusted EBITDA	(45,349)	4,041	(58,583)	(73,494)	12,191	3,504	(63,165)	(220,855)
Corporate and Other expenses	—	—	—	—	—	—	63,165	63,165

Adjusted Property EBITDA	$(45,349)	$4,041	$(58,583)	$(73,494)	$12,191	$3,504	$—	$(157,690)

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(233,221)	$(331,581)	$(651,814)	$(1,063,758)
Net loss attributable to noncontrolling interests	(35,273)	(55,330)	(114,709)	(156,016)

Net loss	(268,494)	(386,911)	(766,523)	(1,219,774)
Income tax (credit) expense	(837)	1,560	154	(5,166)
Interest and other non-operating expenses, net	87,098	110,344	293,283	429,217
Property charges and other	2,945	7,426	23,937	37,990
Share-based compensation	17,519	11,092	39,906	32,176
Depreciation and amortization	147,673	153,529	435,719	470,968
Development costs	24,648	2,831	31,979	22,633
Pre-opening costs	650	428	2,774	1,049
Land rent to Belle Corporation	672	812	2,179	2,374
Payments to the Philippine Parties	3,176	2,743	20,269	7,678

Adjusted EBITDA	15,050	(96,146)	83,677	(220,855)
Corporate and Other expenses	16,898	19,405	57,449	63,165

Adjusted Property EBITDA	$31,948	$(76,741)	$141,126	$(157,690)

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Room Statistics(3):
Altira Macau
Average daily rate (4)	$104	$152	$110	$171
Occupancy per available room	46%	19%	51%	32%
Revenue per available room (5)	$48	$29	$56	$54
City of Dreams
Average daily rate (4)	$211	$208	$203	$230
Occupancy per available room	46%	15%	55%	24%
Revenue per available room (5)	$96	$31	$113	$54
Studio City
Average daily rate (4)	$123	$119	$122	$134
Occupancy per available room	52%	13%	54%	20%
Revenue per available room (5)	$64	$16	$66	$27
City of Dreams Manila
Average daily rate (4)	$117	$291	$110	$222
Occupancy per available room	75%	26%	69%	58%
Revenue per available room (5)	$88	$77	$76	$129
Other Information(6):
Altira Macau
Average number of table games	100	101	101	96
Average number of gaming machines	128	101	119	109
Table games win per unit per day (7)	$804	$1,390	$2,188	$4,813
Gaming machines win per unit per day (8)	$181	$104	$202	$123
City of Dreams
Average number of table games	514	515	511	489
Average number of gaming machines	607	482	536	476
Table games win per unit per day (7)	$5,782	$2,033	$7,090	$6,149
Gaming machines win per unit per day (8)	$212	$85	$297	$202
Studio City
Average number of table games	291	291	291	279
Average number of gaming machines	656	595	623	579
Table games win per unit per day (7)	$2,883	$774	$3,354	$2,234
Gaming machines win per unit per day (8)	$131	$48	$135	$96
City of Dreams Manila
Average number of table games	302	301	297	300
Average number of gaming machines	2,377	2,256	2,304	2,274
Table games win per unit per day (7)	$1,638	$1,450	$1,926	$2,712
Gaming machines win per unit per day (8)	$251	$96	$190	$143
Cyprus Operations
Average number of table games	32	25	32	30
Average number of gaming machines	457	304	440	362
Table games win per unit per day (7)	$2,007	$2,041	$1,844	$1,901
Gaming machines win per unit per day (8)	$346	$565	$372	$483

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis